06003415

AB 2/28/06 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-13791

SEC FILE NUMBER
~~8-01-09670~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Analysts Incorporated**

OFFICIAL USE ONLY

Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

PROCESSED
MAR 1 7 2006
THOMSON FINANCIAL

3 Radnor Corporate Center, Suite 220
(No. and Street)

Radnor (City) **PA** (State) **19087-4573** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Richard Paolillo 610 - 995 - 1510
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center , 312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/16/06

OATH OR AFFIRMATION

I, Robert S. Cogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Capital Analysts Incorporated**, as of January 13, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARIAL SEAL
LORETTA GRIMALDI
Notary Public
RADNOR TWP, DELAWARE COUNTY
My Commission Expires Oct 19, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

The Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated, an indirect wholly-owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 12, 2006

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 4,171,988
Commissions and concessions receivable	896,452
Accounts receivable, general	278,931
Due from clearing firm	451,814
Furniture and fixtures (net of accumulated depreciation of $24,424)	103,800
Computer hardware (net of accumulated depreciation of $39,294)	72,825
Computer software (net of accumulated depreciation of $22,265)	381,918
Deferred income tax asset	352,892
Deposit with clearing broker	10,000
Fixed maturity security on deposit with clearing broker (cost of $59,625)	58,988
Investments held under deferred compensation plan, at market	925,236
Total assets	$ 7,704,844
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions and concessions payable	$ 1,380,003
Accrued expenses and other payables	1,002,789
Payable to affiliate	559,098
Deferred compensation plan liability	925,236
Total liabilities	3,867,126
Stockholder's equity:	
Common stock, $50 par value, 1,000 shares authorized; 500 shares issued and outstanding	25,000
Additional paid-in capital	5,214,157
Accumulated deficit	(1,401,439)
Total stockholder's equity	3,837,718
Total liabilities and stockholder's equity	$ 7,704,844

See accompanying notes.

Capital Analysts Incorporated

Notes to Statement of Financial Condition

December 31, 2005

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company), a wholly-owned subsidiary of CAI Holding Company Inc. (the Parent), is an indirect wholly-owned subsidiary of Columbus Life Insurance Company, which is wholly owned by Western and Southern Life Insurance Company (WSLIC). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Investments

All investments are stated at market value. Market value is generally based on published market prices or other relevant factors.

Income Taxes

The Company is included in the consolidated income tax returns with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from any losses of the Company is recognized to the extent that they are available to offset consolidated taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. The amount of deferred income tax assets recorded at December 31, 2005 is $352,892. These deferred tax assets are primarily attributable to timing differences between the recognition of expense on a GAAP and tax basis for contributions made to the deferred compensation plan discussed in Note 6. The amount of taxes currently payable to WSLIC as of December 31, 2005 was $370,148.

2. Significant Accounting Policies (continued)

Capitalization of Assets

Furniture and fixtures, computer hardware, and computer software are stated at cost, less accumulated depreciation computed on a straight-line basis. Furniture and fixtures are depreciated over seven years. Computer hardware is depreciated over five years. Computer software is depreciated over periods ranging from three to five years. Computer software includes capitalized internally developed software costs that are expenditures related to the development of a new back-office commissions system for the Company. As working components of the system are moved into production, they are depreciated. As of December 31, 2005, the amount of internally developed software costs which have not yet begun to be depreciated is $196,606.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Deposits With Clearing Broker

At December 31, 2005, the Company had deposited funds of $10,000 with an unrelated broker-dealer. These funds earn interest at the average overnight repurchase agreement rate (3.15% as of December 31, 2005).

The Company has deposited a U.S. Treasury Note with an unrelated broker-dealer, which matures in 2008.

4. Related Party Transactions

WSLIC charges the Company a fee for services rendered, including the cost of employees, certain facilities, printing and data processing. Additionally, during the regular course of business, the Company transacts business with certain affiliated companies by earning commission and concession revenue, and paying commissions and concession expenses. The affiliated companies with whom the Company transacts such business includes Columbus Life Insurance Company, Integrity Insurance Company, Touchstone Funds, and Todd Investment Advisors.

5. Pension Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additionally, eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA.

6. Deferred Compensation Plan

The Company sponsors a deferred compensation plan for certain producers. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants and are recorded in the Company's statement of financial condition at fair value, with changes in value being recognized by the Company in other income. Changes in the Company's liability, which are stated at contributions plus accumulated investment gains and losses, are recognized by the Company in selling, general, and administrative expenses.

7. Leases

The Company leases office space under an operating lease from an unrelated party. At December 31, 2005, future minimum lease commitments under this noncancelable operating lease is as follows:

Year Ending December 31:	
2006	$ 360,149
2007	368,774
2008	377,399
2009	64,218
Total	$ 1,170,540

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2005, the Company's net capital, as defined, was $2,268,561, which was $2,018,561 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.30 to 1.

9. Contingencies

The Company is involved in various legal and regulatory matters, including an offer made by the Company to rescind certain trades that took place in Florida over the past two years. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position and operations of the Company.

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Capital Analysts Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Capital Analysts Incorporated (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 12, 2006